Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

RECEIVED

2008 SEP -9 A 8: 15

OFFICE OF INTERNAT...
CORPORATE FINA...

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-3628

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01 September 2008

08004770

Director Dealings Announcement
Reference File Number 82-35138

SUPPL

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

PROCESSED

SEP 1 0 2008

THOMSON REUTERS

Registered Office: München, Germany
District Court: München HRB 159705
Executive Board:
Peter-Alexander Wacker (President)
Joachim Rauhut
Rudolf Staudigl
Auguste Willems
Supervisory Board Chairman:
Karl Heinz Weiss

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

28.08.2008

Details of the person subject to the disclosure requirement:

Name: Dr. Rudolf Staudigl

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 28.08.2008
No of items: 500
Currency: Euro
Price: 124.25000
Total amount traded: 62,125.00
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer

Investor Relations

Tel.: +49 (0)89 6279 2769

E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG

```
                  Hanns-Seidel-Platz 4
                  D-81737 München
phone:            +49 (0) 89 6279 01
FAX:              +49 (0) 89 6279 1770
mail:             info@wacker.com
www:              http://www.wacker.com
sector:           Chemicals
ISIN:             DE000WCH8881
indexes:
stockmarkets:
language:         English
```

Related Instruments

WACKER CHEMIE O.N. (WCH.F)

ADE Related Categories

Industries
  Chemicals and plastics - I/CHM

Subjects
  Director's shareholding - N/DIR

Geography
  Germany - R/GE

